# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Qudian Inc., CIK 0001692705
CUSIP: 747798106
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Building 1, Qudian Innovation Park, Meil, Tongan District, Xiamen, Fujian Province, China (F4), 361000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-18-008201
Filed by CIK 0001730343

## Reporting persons
- QUFENQI HOLDING LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 63,491,172; shared voting power 0; sole dispositive power 63,491,172; shared dispositive power 0; aggregate amount beneficially owned 63,491,172 (33.5% of the class)
  Comment: The beneficial ownership reported herein represents 63,491,172 Class B ordinary shares held by Qufenqi Holding Limited ("Qufenqi"). Qufenqi is ultimately wholly owned by a trust of which Mr. Min Luo and his spouse are the beneficiaries. Accordingly, each of Mr. Min Luo and Qufenqi may thereby be deemed to beneficially own the 63,491,172 Class B ordinary shares held by Qufenqi. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.
  
  The percentages used in this Schedule 13G/A are calculated based on a total of 125,912,679 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of March 31, 2024, as reported in the Issuer's annual report on Form 20-F filed on April 29, 2024, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. Beneficial ownership information is presented as of December 31, 2024.
- Min Luo: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 66,327,372; shared voting power 0; sole dispositive power 66,327,372; shared dispositive power 0; aggregate amount beneficially owned 66,327,372 (35% of the class)
  Comment: The beneficial ownership reported herein represents (i) 2,836,200 Class A ordinary shares held by the spouse of Mr. Min Luo and (ii) 63,491,172 Class B ordinary shares held by Qufenqi. Qufenqi is ultimately wholly owned by a trust of which Mr. Min Luo and his spouse are the beneficiaries. Accordingly, each of Mr. Min Luo and Qufenqi may thereby be deemed to beneficially own the 63,491,172 Class B ordinary shares held by Qufenqi. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.
  
  The percentages used in this Schedule 13G/A are calculated based on a total of 125,912,679 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of March 31, 2024, as reported in the Issuer's annual report on Form 20-F filed on April 29, 2024, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. Beneficial ownership information is presented as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Qudian Inc.
Address of issuer's principal executive offices: Building 1, Qudian Innovation Park, Meilin Street, Tongan District, Xiamen, Fujian Province, F4, 361000

## Item 2. Person Filing
Name of person filing:
(i) Qufenqi Holding Limited ("Qufenqi"), a limited liability company established in the British Virgin Islands; and

(ii) Min Luo.
Address of principal business office or, if none, residence:
(i) The address of the principal business office of Min Luo is Building 1, Qudian Innovation Park, Meilin Street, Tongan District, Xiamen, Fujian Province, China.

(ii) The registered address of Qufenqi is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
Citizenship:
(i) Min Luo - People's Republic of China

(ii) Qufenqi - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class:
See Row 11 of the cover page for each Reporting Person.

Percent of class is calculated based on a total of 125,912,679 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of March 31, 2024, as reported in the Issuer's annual report on Form 20-F filed on April 29, 2024, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- QUFENQI HOLDING LIMITED: /s/ Min Luo, Min Luo / Director (02/12/2025)
- Min Luo: /s/ Min Luo, Min Luo (02/12/2025)